pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Stock Options Granted

Vancouver BC,  June 5, 2013:  The Board of Directors have cancelled the 583,530 options granted on June 23, 2008 at an exercise price of $7.81 and 160,000 options granted on July 13, 2009 at an exercise price of $5.75 and the 365,700 options granted on June 30, 2010 at an exercise price of $7.70 and the 603,077 options granted on May 16, 2011 at an exercise price of $7.44 and 398,000 options granted on June 20, 2011 at an exercise price of $7.40 and the 266,200 options granted on July 26, 2012 at an exercise price of $12.73.  The Board of Directors have approved the granting of additional director, consultant and employee options.  The approved options will be fixed in accordance with the Company’s stock option plan.  The options will total 2,370,257 shares at a price of $4.00 exercisable for a period of seven years.

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On Behalf of the Board of Directors

“Mark Gulbrandson”

Mark Gulbrandson

Executive Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml